

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 7, 2018

Via E-mail
Ehsan Zargar
Executive Vice President
HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, New York 10022

>   **Re: HRG Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed April 10, 2018**
>   **File No. 333-224209**

Dear Mr. Zargar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us your analysis of whether this transaction is subject to Rule 13e-3 under the Exchange Act. If you are attempting to rely on Rule 13e-3(g)(2), provide your analysis as to the basis for your reliance on that exemption. Your analysis should address the differences in rights discussed in your disclosure beginning on page 188. We note, for example, the different preemptive rights, transfer restrictions and 4.9% limitation discussed in your disclosure.

Spectrum Proposals, page 63

2.   Please revise to disclose the reasons for and effects of each proposal included in your disclosure beginning here and on page 75, including any anti-takeover effect.

Spectrum Proposal 8, page 68

3.   Please revise to clarify the nature of the "additional amendments" referenced here and on page 77. Also briefly describe the reasons for and effects of these amendments.

Background of the Merger, page 81

4.   Each report, opinion or appraisal materially related to the proposed transaction and referenced in the prospectus requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. See Item 4(b) of Form S-4. In this regard, we note references on pages 91- 93, pages 97 - 98 and on page 100 to financial analyses presented to the special committee. Please revise your disclosure to summarize these presentations and to file the related exhibit. Also, provide us with copies of any "board books," drafts of fairness opinions, and any summaries of presentations made to the special committee.

U.S. Federal Income Tax Consequences of the Merger, page 147

5.   We note that your exhibit index indicates that you will be filing opinions with respect to tax matters. Accordingly, please revise this section, as applicable, to identify counsel and disclose which portions of the disclosure constitute counsel's opinion. Also we note that a holder "generally" will not recognize any gain or loss. If counsel cannot provide an unequivocal opinion, you should disclose why, describe the degree of uncertainty and provide risk factor disclosure setting forth the risks to investors due to the uncertainty.

Share Ownership of Certain Beneficial Owners and Management, page 199

6.   Please present in tabular format the disclosure required by Item 201(b)(2) of Regulation S-K.

Incorporation of Certain Documents by Reference, page 207

7.   Please revise the disclosure in this section to incorporate by reference the Form 8-K filed by HRG Group on December 5, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

        Sincerely,

        /s/ Geoff Kruczek for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: John H. Butler, Esq.